Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended March 31, 2013
(millions of dollars)
Operating revenues	$5,674
Fuel, purchased power costs and delivery fees	(2,824)
Net loss from commodity hedging and trading activities	(176)
Operating costs	(910)
Depreciation and amortization	(1,358)
Selling, general and administrative expenses	(662)
Franchise and revenue-based taxes	(79)
Impairment of goodwill	(1,200)
Other income	14
Other deductions	(188)
Interest income	33
Interest expense and related charges	(2,789)
Loss before income taxes	(4,465)
Income tax benefit	1,184
Net loss	$(3,281)